Filed by Cimarex Energy Co.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Cimarex Energy Co.

Commission File No.: 001-31446
Date: May 25, 2021

The following communication is being filed in connection with the proposed merger of Cimarex Energy Co. (“Cimarex”) and Cabot Oil & Gas Corporation (“Cabot”).

The following is a transcript of an Employee Town Hall held by Cimarex via recorded webcast on May 24, 2021.

Cimarex 5.24.21 Town Hall Transcript

Thomas E. Jorden, Chairman, CEO and President: Good afternoon. I want to thank you for joining me today. We have an important thing to discuss, as you know. Well, first off what did we announced today? Well this morning we announced that Cimarex and Cabot will join forces in an all-stock transaction and form a new company. We will combine forces, combine assets, combine organizations – and really leave the past behind us. Bring the best elements of both companies together and form a new company – and it's a new company built for the challenges of the future.

Well, why the deal and why now? We have tremendous challenges as I've spoken to you in the past around the free cash flow return that our investors are demanding, how to manage the commodity cycles, certainly the demands on us around climate change and impending regulations on environmental front, governance issues and regulatory issues. We have pressures on us from the financial markets. All of these are made better managed by today's transaction.

We have long known Cabot. We have long admired their assets, their operational capability, and their consistent financial performance. Cabot is all in on the Marcellus Shale. 100% of their assets are in a single county in Pennsylvania, and they have the very best rocks of the Marcellus Shale. So in bringing these two companies together, we bring together two of the very best asset groups in our industry.

You know, in the past I've said to you that the only reason we would ever consider some kind of a merger is if we felt it made a better company. And what do I mean by a better company? Well, in the E&P space, in a cyclic commodity world, in my viewpoint, a better company is one that has a top organization, top assets and a top balance sheet – top financial strength. This transaction not only checks all three of those boxes, but we become best in class in all three with the best organization, the very best assets and the best balance sheet in the business. Cabot, likewise, is like minded to us. They share many of our values and principles. They've exercised financial discipline, environmental prudence, and a strong emphasis on safety. So there's a natural magnetic attraction between Cabot and Cimarex. They are two of the highest quality names within our sector.

But what does it accomplish? Well, first and foremost, it makes us better equipped to face the future that we're dealing with. We're a more resilient company. If you've had the opportunity to look at the investor materials that we posted on our website this morning, you'll see that the combined company through a range of different commodity pricing – and we've run oil from $35.00 to $60.00, natural gas from $2.00 to $3.25 within various combinations of that range – you see, that's Cimarex alone is up or down, or up or down, depending on the particular swings of the commodity. The combined company when we put these two entities together is rock steady over those cycles and that gives us tremendous financial power, the ability to satisfy the demands of returning cash to our owners through the cycles. It also provides a bigger platform for our organization. And then finally, it really helps us address some of the environmental concerns of our era. We’ll have a bigger balance sheet in order to do many of the projects that we have underway. So when we look at this combined entity, it is purely and simply a more resilient company, a better company.

So what will the combined company look like? Well, we truly intend to form a new company. Cabot is not acquiring Cimarex and Cimarex is not acquiring Cabot. We will form a new company bringing together the best elements of both – and we have many differences between us. I will serve as CEO of the combined company. Dan Dinges, who’s CEO of Cabot, will be Executive Chairman. The management ranks will be well represented by Cimarex, and we're currently filling that out now. But I will tell you that we have a much deeper talent bench than they do. They have really focused their company around that single asset they have. They've trimmed their cost structure down to the bare minimum, and so they don't have near the organizational capacity. They don't have the complexity that we do, and so this is a real plus for us because the combined company will be able to offer a wider range of opportunity for our talent. We’ll have an office in Pittsburgh, we’ll have our office in Tulsa. We are moving our corporate headquarters to Houston. We’ll have our office in Midland. And through this combination – and this was a really important point to us – because there's no direct overlap in these assets, our field operations will remain largely untouched. Now, I say largely because we really do intend to bring both organizations together and learn from one another. There's a lot that we’ll learn from Cabot and there's a lot to learn from us. But you know what? Day one after closing, doesn't matter what color your jersey was. There's one color, and that's the new company. So, that's what this company will look like. We will build a better company across the board, offer opportunity on a wider platform. And you know, really, as I said, just make a better company,

Now, it will come with some costs. I mean, I appreciate that there will be disruption in this. There will be periods of uncertainty. No one likes uncertainty, you know. So what do the next steps look like? Well, we go about starting today with the process of integrating the two companies and coming up with a plan. We need to put teams together both from the Cimarex side and the Cabot side and come up with plans for how do we integrate some of our corporate functions? How do we integrate some of our benefits? How do we integrate some of our workforce management and policies? And the list goes on and on in terms of integration and taking two independent companies and combining them into one. And it's going to take some time. Because of the confidentiality of the transaction, up until now, only a very select few people were over the wall and aware of this transaction, which you know that was good in that it didn't leak to the media in advance but it was bad because we weren't able to do a lot of this integration work up front. We start now and we're going to get at it. But that means that we're going to be asking you to be patient too. You know, we will update you periodically, but for a lot of detailed questions today, our answers are going to be, we just don't know.

But what do we know? Well, we do know that our corporate headquarters will be moving to Houston, I will move to Houston personally, and that overtime we expect the Denver office to be downsized and eventually phased out. Tulsa, some of the functions that are in Tulsa will be moved to Houston and we're currently in the process, or will be, of figuring out what those are. And so we just, you know, for specifics, if you said well what group specifically, you know for some we probably answer that question and for some our answer will be we just don't know. We expect our Midland office to be relatively unaffected, and we do expect our field to be relatively unaffected.

So until then, until we can give you clarity, it's business as usual. You know, because of antitrust laws, we must operate as two separate companies until we close. So, we need to ask you to go about business as usual, stay focused on your job. I know that's a big ask, particularly, you know, for you field people – we really do want a strong emphasis on safety and I know often when you're distracted, that's difficult. But it's business as usual. We will be hard at work building a better company.

Now, you know we had a tough day in the marketplace today and we expected it, quite frankly. You know, today we broke a lot of rules. A lot of players expect one-commodity companies, one-basin companies. And today, we announced a very diversified company with tremendous financial strength. But we surprised the marketplace. We expected negative reaction and we win over the hearts and minds. This is a compelling transaction. We believe in this rationale, but more than anything, we believe we're forming a better company, and that's why we did this.

So, in conclusion, I will be in Tulsa tomorrow, I'll be in Midland Wednesday and will be meeting with you, our employees that are there in Tulsa, Midland. And I know you'll have lots of questions. And again, we're going to provide you with the absolute best answers we can. You know, one of the things that we committed to in entering into this transaction, is that we wanted to do a better job than many of our peers that had similar transactions. We're going to try to make sure that you each individually know your position just as fast as we can. So, we’ll be working diligently, we're going to be having conversations with you all to see what your flexibility is for location, and there's lots of decisions that we’ll have to make along the way and lots of decisions that are yet to be made. But today is an exciting day for the history of Cimarex. We're building a better company. This is a company that's built to last. We're excited and we're really looking forward to updating you, as time goes on. Well, it's been a busy day, so you know, look forward to being in Tulsa tomorrow and in Midland the following day, and I know you'll have good questions and you know, we really do want to be forthright and give you all the information we can, but that's today's news. Really do look forward to updating you as time goes on. Thank you so much.

Cautionary Statement Regarding Forward-Looking Information

This communication contains certain “forward-looking statements” within the meaning of federal securities laws. Words such as “anticipates,” “believes,” “expects,” “intends,” “plans,” “outlook,” “will,” “should,” “may” and similar expressions may be used to identify forward-looking statements. Forward-looking statements are not statements of historical fact and reflect Cabot’s and Cimarex’s current views about future events. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed merger involving Cabot and Cimarex, including future financial and operating results; Cabot’s and Cimarex’s plans, objectives, expectations and intentions; the expected timing and likelihood of completion of the transaction; the expected timing and amount of any future dividends; and other statements that are not historical facts, including estimates of oil and natural gas reserves and resources, estimates of future production, assumptions regarding future oil and natural gas pricing, planned drilling activity, future results of operations, projected cash flow and liquidity, the achievement of synergies, business strategy and other plans and objectives for future operations. No assurances can be given that the forward-looking statements contained in this communication will occur as projected and actual results may differ materially from those projected. Forward-looking statements are based on current expectations, estimates and assumptions that involve a number of risks and uncertainties that could cause actual results to differ materially from those projected. These risks and uncertainties include, without limitation, the ability to obtain the requisite Cabot and Cimarex stockholder approvals; the risk that Cabot or Cimarex may be unable to obtain governmental and regulatory approvals required for the merger; the risk that an event, change or other circumstances could give rise to the termination of the proposed merger; the risk that a condition to closing of the merger may not be satisfied on a timely basis or at all; the length of time necessary to close the proposed transaction, which may be longer than anticipated for various reasons; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; the risk that any announcement relating to the proposed transaction could have adverse effects on the market price of Cabot’s common stock or Cimarex’s common stock; the risk of litigation related to the proposed transaction; the effect of future regulatory or legislative actions on the companies or the industry in which they operate, including the risk of new restrictions with respect to well spacing, hydraulic fracturing, natural gas flaring or other oil and natural gas development activities; the risk that the credit ratings of the combined business may be different from what the companies expect; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the diversion of management time on merger-related issues; the volatility in commodity prices for crude oil and natural gas; the continuing effects of the COVID-19 pandemic and the impact thereof on Cabot’s and Cimarex’s businesses, financial condition and results of operations; actions by, or disputes among or between, the Organization of Petroleum Exporting Countries and other producer countries; the presence or recoverability of estimated reserves; the ability to replace reserves; environmental risks; drilling and operating risks; exploration and development risks; competition; the ability of management to execute its plans to meet its goals; and other risks inherent in Cabot’s and Cimarex’s businesses. In addition, the declaration and payment of any future dividends, whether regular base quarterly dividends, variable dividends or special dividends following completion of the proposed transaction, will depend on the combined business’ financial results, cash requirements, future prospects and other factors deemed relevant by the board of directors of Cabot (as then constituted). These risks, as well as other risks related to the proposed transaction, will be described in the registration statement on Form S-4 and joint proxy statement/prospectus that will be filed with the SEC in connection with the proposed transaction. While the list of factors presented here is, and the list of factors to be presented in the registration statement on Form S-4 are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual outcomes may vary materially from those indicated. For additional information about other factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to: (1) Cabot’s annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, which are available on Cabot’s website at www.cabotog.com/investor-relations and on the SEC’s website at http://www.sec.gov; and (2) Cimarex’s annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, which are available on its website at www.cimarex.com/investor-relations and on the SEC’s website at http://www.sec.gov.

Forward-looking statements are based on the estimates and opinions of management at the time the statements are made. Except to the extent required by applicable law, neither Cabot nor Cimarex undertakes any obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Additional Information about the Merger and Where to Find It

In connection with the proposed transaction, Cabot intends to file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a joint proxy statement of Cabot and Cimarex and that also constitutes a prospectus of Cabot. Each of Cabot and Cimarex may also file other relevant documents with the SEC regarding the proposed transaction. This communication is not a substitute for the joint proxy statement/prospectus or registration statement or any other document that Cabot or Cimarex may file with the SEC. The definitive joint proxy statement/prospectus (if and when available) will be mailed to stockholders of Cabot and Cimarex. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT CABOT, CIMAREX AND THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the registration statement and joint proxy statement/prospectus (if and when available) and other documents containing important information about Cabot, Cimarex and the proposed transaction, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Cabot may be obtained free of charge on Cabot’s website at www.cabotog.com/investor-relations or by contacting Matt Kerin by email at matt.kerin@cabotog.com or by phone at 281-589-4642. Copies of the documents filed with the SEC by Cimarex may be obtained free of charge on Cimarex’s website at www.cimarex.com/investor-relations.

Participants in the Solicitation

Cabot, Cimarex and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Cabot, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Cabot’s proxy statement for its 2021 Annual Meeting of Stockholders, which was filed with the SEC on March 12, 2021, and Cabot’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, which was filed with the SEC on February 26, 2021. Information about the directors and executive officers of Cimarex, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Cimarex’s proxy statement for its 2021 Annual Meeting of Stockholders, which was filed with the SEC on March 26, 2021, and Cimarex’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, which was filed with the SEC on February 23, 2021. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Cabot or Cimarex using the sources indicated above.